Minebea
MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : (81)3-5434-8611 Fax : (81)3-5434-8601
[redacted]jp

07026333

August 27, 2007

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Outline of financial results for the first quarter of FY2008, ended June 30, 2007
- 1Q FY3/08 presentation material for the investor meeting

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi

Yumiko Goi
Investor Relations

OUTLINE OF FINANCIAL RESULTS
FOR THREE MONTHS, ENDED JUNE 30, 2007

July 31, 2007

Registered
Company Name: MINEBEA CO., LTD. Common Stock Listings: Tokyo, Osaka and Nagoya
Code No: 6479 (URL http://www.minebea.co.jp)
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Senior Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

(Amounts less than one million yen have been omitted.)

1. Business performance (April 1, 2007 through June 30, 2007)

(1) Consolidated Results of Operations

(The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2008 1st Quarter	81,766	2.0	7,115	21.5	6,252	32.6
FY2007 1st Quarter	80,201	6.0	5,858	94.6	4,713	117.9
FY2007	331,022	–	26,265	–	21,843	–

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
FY2008 1st Quarter	3,133	(4.7)	7.85	–
FY2007 1st Quarter	3,288	235.5	8.24	–
FY2007	12,862	–	32.23	–

(2) Consolidated Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2008 1st Quarter	369,978	155,528	41.9	388.58
FY2007 1st Quarter	342,550	119,939	34.9	299.36
FY2007	354,784	142,558	40.1	356.75

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2008 1st Quarter	7,130	(4,659)	(4,539)	20,186
FY2007 1st Quarter	11,877	(3,119)	(11,899)	21,062
FY2007	37,902	(15,180)	(25,683)	21,731

2. Dividends

(Record date)	Dividends per share		
	Midyear-end (yen)	Year-end (yen)	For the year (yen)
FY2007	—	10.00	10.00
FY2008	—	—	10.00
FY2008 (Forecast)	—	10.00	

3. Prospect for the next fiscal year (April 1, 2007 through March 31, 2008) [Reference]

(Percentages indicate year-on-year changes for the interim term and the full year.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Interim	162,500	(0.9)	14,000	4.7	11,500	5.1
Annual	335,000	1.2	30,000	14.2	25,000	14.5

	Net income (millions of yen)	% Change	Net income per share (yen)
Interim	6,500	(13.0)	16.29
Annual	15,000	16.6	37.59

(Notes) Regarding operating results for the interim term and the full year, there is no change to the forecasts released on May 8, 2007.

4. Others

(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Concise accounting procedures adopted: None

(3) Changes in accounting method: Yes

(Notes) For details, see [Qualitative Data, Financial Statements, Etc.] and 4. Others on page 4.

(Notes) Explanation for appropriate use of financial forecasts and other special remarks

The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

[Qualitative Data, Financial Statements, Etc.]

1. Qualitative Data on Consolidated Operating Results

During the first quarter of the current fiscal year (April 1, 2007 to June 30, 2007), the Japanese economy continued moderate expansion, supported by increased capital investments and exports, and other economic factors, amid corporate earnings being at a high level. The U. S. economy was relatively stable on solid personal consumption and other economic factors, although there was a decrease in housing investments. The European economy also continued growth led by domestic demand. In Asia, growth in the Chinese economy remained high on increased exports and increased investment in fixed assets, and in other Asian countries also, the economies generally advanced firmly.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased 1,564 million yen (2.0%) year on year, to 81,766 million yen, operating income largely increased 1,256 million yen (21.5%) year on year, to 7,115 million yen. Ordinary income largely rose 1,538 million yen (32.6%) year on year, to 6,252 million yen. But as a result of posting 531 million yen of cut-off payments, etc. in extraordinary losses in relation to the abolition of the executive retirement benefits system, quarterly net income fell 155 million yen (-4.7%), to 3,133 million yen.

(a) Performance by business segment is as follows:

Our products in the Machined components business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment increased largely year on year owing to our sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. Also, sales of pivot assemblies grew. As a result, net sales rose 2,221 million yen (6.7%) year on year, to 35,526 million yen. Operating income also increased 371 million yen (6.0%) year on year, to 6,599 million yen, a result of pursuing basic technologies, product technologies and manufacturing techniques, as well as implementing increased production and continuous cost reduction measures.

Our core products in the Electronic devices and components business segment include information motors (fan motors, stepping motors, vibration motors and DC brush motors); HDD spindle motors; PC keyboards; speakers; LCD back lights; inverter and measuring instruments. Sales of motors including information motors rose strongly to manufacturers of mobile phones, office automation, personal computers, and peripheral equipment. But in PC keyboards and speakers, which are both being focused on high value-added products, sales decreased largely. As a result, net sales fell 656 million yen (-1.4%) year on year, to 46,240 million yen. Operating income substantially improved 884 million yen year on year, to 515 million yen on improved earnings in information motors and PC keyboards.

(b) Performance by geographical segment is as follows:

In Japan, net sales fell 1,483 million yen (-7.3%) year on year, to 18,860 million yen on decreased sales of PC keyboards and other products. But operating income increased 322 million yen (15.8%), to 2,357 million yen, owing primarily to the changes in prices of products imported from overseas subsidiaries.

Asia, excluding Japan, includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales increased 2,856 million yen (7.5%) year on year, to 40,732 million yen, and operating income also largely expanded 587 million yen (23.2%), to 3,122 million yen.

In North America, both orders and sales of American-made ball bearings and rod-end bearings for use mainly in the aircraft-related industries were strong. In addition, sales of electronic devices and components, other than imported machined components and PC keyboards, were firm. As a result of decreased sales of PC keyboards in which specialization in high value-added products was implemented, net sales declined 1,026 million yen (-6.9%) year on year, to 13,742 million yen. On the other hand, however, operating income increased 404 million yen (46.2%) to 1,278 million yen.

In Europe, sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen. As a result, net sales increased 1,216 million yen (16.9%) year on year, to 8,430 million yen. But operating income was 357 million yen, almost similar to the performance in the first quarter of the previous fiscal year.

2. Qualitative Data on Consolidated Financial Position

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 20,186 million yen, down 875 million yen year on year.

Cash flows from various business activities during the current quarter and relevant factors are as follows:

Operating activities: Owing mainly to increased income before income taxes, increased inventories and the payment of income tax, net cash flow from operating activities decreased 4,747 million yen year on year, and as a result, become 7,130 million yen.

Investing activities: Due mainly to increased payments of expenditures for purchase of property, plant and equipment, net cash outflow from investing activities rose 1,540 million yen year on year, to 4,659 million yen.

Financing activities: Owing primarily to the repayment of short-term debts and the payment of dividends, net cash flow from financing activities decreased 7,360 million yen year on year, to 4,539 million yen.

3. Qualitative Data on Consolidated Earnings Forecasts

Regarding the prospect for the remaining year, there is no change to the forecasts released on May 8, 2007.

4. Others

(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation)

Not applicable.

(2) Concise accounting procedures adopted

Not applicable.

(3) Changes in accounting method

(Change of depreciation method)

From the current consolidated fiscal year, regarding the fixed assets purchased on or after April 1, 2007, the Company posts depreciation and amortization expenses pursuant to the depreciation method provided in the revised Corporation Tax Law.

This change's effect on operating income, ordinary income, and income before income taxes and minority interests is minor.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	As of June 30, 2006		As of June 30, 2007		Increase (Decrease)		As of March 31, 2007
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
ASSETS							
Current assets	152,660	44.6	165,665	44.8	13,004	8.5	156,059
Cash and cash equivalents	21,062		20,186		(875)		21,731
Notes and accounts receivable	66,541		73,259		6,717		71,883
Marketable securities	–		856		856		408
Inventories	47,731		50,858		3,127		45,904
Deferred tax assets	4,599		6,675		2,075		7,056
Others	12,993		14,086		1,093		9,325
Allowance for doubtful receivables	(266)		(256)		9		(249)
Fixed assets	189,818	55.4	204,278	55.2	14,459	7.6	198,684
Tangible fixed assets	162,028		177,253		15,225		171,063
Buildings and structures	103,912		116,563		12,650		112,533
Machinery and transportation equipment	230,970		275,278		44,307		261,475
Tools, furniture and fixtures	50,458		52,154		1,696		50,227
Land	14,713		15,993		1,280		15,528
Construction in progress	1,582		2,321		739		1,771
Accumulated depreciation	(239,608)		(285,058)		(45,449)		(270,473)
Intangible fixed assets	12,926		11,895		(1,030)		11,973
Goodwill	9,435		8,777		(658)		8,794
Others	3,490		3,117		(372)		3,179
Investments and other assets	14,864		15,129		265		15,646
Investments in securities	10,120		11,176		1,056		11,318
Long-term loans receivable	49		57		7		54
Deferred tax assets	3,007		986		(2,020)		990
Others	1,739		2,910		1,170		3,283
Allowance for doubtful receivables	(52)		(0)		51		(0)
Deferred charges	71	0.0	34	0.0	(37)	(52.1)	40
Total assets	342,550	100.0	369,978	100.0	27,427	8.0	354,784

	As of June 30, 2006		As of June 30, 2007		Increase (Decrease)		As of March 31, 2007
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
LIABILITIES							
Current liabilities	142,168	41.5	132,717	35.9	(9,450)	(6.6)	131,154
Notes and accounts payable	27,969		28,943		974		27,743
Short-term loans payable	70,191		57,984		(12,206)		57,639
Current portion of long-term loans payable	9,066		13,209		4,143		14,121
Current portion of bonds	3,000		—		(3,000)		—
Accrued income taxes	2,938		2,909		(28)		4,418
Accrued bonuses	3,123		3,759		635		3,823
Allowance for bonuses to directors and corporate auditors	—		—		—		69
Allowance for business restructuring losses	2,949		658		(2,290)		636
Others	22,929		25,252		2,322		22,701
Long-term liabilities	80,442	23.5	81,732	22.1	1,289	1.6	81,071
Bonds	36,500		36,500		—		36,500
Long-term loans payable	43,000		43,000		—		42,000
Allowance for retirement benefits	479		1,438		959		1,661
Allowance for retirement benefits to executive officers	55		28		(26)		73
Others	407		764		356		835
Total liabilities	222,611	65.0	214,449	58.0	(8,161)	(3.7)	212,226
NET ASSETS							
Shareholders' equity	173,219	50.6	181,921	49.2	8,701	5.0	178,791
Common stock	68,258		68,258		—		68,258
Additional paid-in capital	94,756		94,756		0		94,756
Retained earnings	10,272		18,989		8,716		15,855
Treasury stock	(68)		(83)		(14)		(79)
Revaluation / Translation differences	(53,762)	(15.7)	(26,871)	(7.3)	26,890	(50.0)	(36,437)
Difference on revaluation of other marketable securities	3,912		3,404		(507)		3,294
Foreign currency translation adjustments	(57,674)		(30,276)		27,397		(39,732)
Minority interests in consolidated subsidiaries	481	0.1	478	0.1	(3)	(0.7)	204
Total net assets	119,939	35.0	155,528	42.0	35,589	29.7	142,558
TOTAL LIABILITIES AND NET ASSETS	342,550	100.0	369,978	100.0	27,427	8.0	354,784

(2) Consolidated Statements of Income

	Three months ended June 30, 2006		Three months ended June 30, 2007		Increase (Decrease)		Year ended March 31, 2007
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
Net sales	80,201	100.0	81,766	100.0	1,564	2.0	331,022
Cost of sales	62,983	78.5	62,259	76.1	(724)	(1.1)	257,643
Gross profit	17,218	21.5	19,506	23.9	2,288	13.3	73,378
Selling, general and administrative expenses	11,359	14.2	12,391	15.2	1,032	9.1	47,113
Operating income	5,858	7.3	7,115	8.7	1,256	21.5	26,265
Other income	527	0.7	694	0.8	166	31.7	2,128
Interest income	159		166		7		544
Dividends income	34		52		18		66
Equity income of affiliates	3		7		3		–
Others	329		467		137		1,517
Other expenses	1,671	2.1	1,556	1.9	(115)	(6.9)	6,549
Interest expenses	1,305		1,286		(19)		5,224
Foreign currency exchange loss	206		89		(116)		679
Equity loss of affiliates	–		–		–		5
Others	159		180		20		640
Ordinary income	4,713	5.9	6,252	7.6	1,538	32.6	21,843
Extraordinary income	649	0.8	29	0.0	(619)	(95.4)	772
Gain on sales of fixed assets	61		27		(33)		183
Gain on sales of investments securities	–		–		–		0
Reversal of loss on after-care of products	572		–		(572)		572
Reversal of allowance for doubtful receivables	14		2		(12)		14
Extraordinary loss	157	0.2	806	0.9	648	410.7	3,091
Loss on sales of fixed assets	46		40		(5)		323
Loss on disposal of fixed assets	111		188		77		1,364
Impairment loss	–		–		–		74
Loss on liquidation of affiliates	–		14		14		56
Loss on after-care of products	–		–		–		49
Business restructuring loss	–		–		–		40
Compensation payments	–		–		–		70
Settlement loss	–		–		–		808
Special severance payment	–		31		31		304
Retirement benefits to directors and corporate auditors	–		531		531		–
Income before income taxes and minority interests	5,205	6.5	5,476	6.7	271	5.2	19,523
Income taxes							
Current (including enterprise tax)	1,676		1,794		117		6,248
Adjustment of income taxes	398		336		(62)		813
Total income taxes	2,075	2.6	2,130	2.6	55	2.7	7,062
Minority interests in earnings of consolidated subsidiaries	(159)	(0.2)	212	0.3	371	–	(401)
Net income	3,288	4.1	3,133	3.8	(155)	(4.7)	12,862

(3) Statement of Changes in Consolidated Shareholders' Equity

FY2007 1st Quarter (April 1, 2006 through June 30, 2006) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Net income			3,288		3,288
Purchase of own shares				(2)	(2)
Changes (net) in non-shareholders' equity items					
Total changes	—	—	3,288	(2)	3,286
Balances at June 30, 2006	68,258	94,756	10,272	(68)	173,219

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Net income					3,288
Purchase of own shares					(2)
Changes (net) in non-shareholders' equity items	(516)	(889)	(1,406)	(149)	(1,555)
Total changes	(516)	(889)	(1,406)	(149)	1,730
Balances at June 30, 2006	3,912	(57,674)	(53,762)	481	119,939

FY2008 1st Quarter (April 1, 2007 through June 30, 2007) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791
Changes					
Net income			3,133		3,133
Purchase of own shares				(3)	(3)
Changes (net) in non-shareholders' equity items					
Total changes	–	–	3,133	(3)	3,130
Balances at June 30, 2007	68,258	94,756	18,989	(83)	181,921

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2007	3,294	(39,732)	(36,437)	204	142,558
Changes					
Net income					3,133
Purchase of own shares					(3)
Changes (net) in non-shareholders' equity items	110	9,456	9,566	273	9,840
Total changes	110	9,456	9,566	273	12,970
Balances at June 30, 2007	3,404	(30,276)	(26,871)	478	155,528

FY2007 (April 1, 2006 through March 31, 2007) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Cash dividend from retained earnings			(3,990)		(3,990)
Net income			12,862		12,862
Purchase of own shares				(15)	(15)
Sales of own shares		0		1	1
Changes (net) in non-shareholders' equity items					
Total changes	—	0	8,872	(14)	8,858
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Cash dividend from retained earnings					(3,990)
Net income					12,862
Purchase of own shares					(15)
Sales of own shares					1
Changes (net) in non-shareholders' equity items	(1,133)	17,051	15,918	(426)	15,491
Total changes	(1,133)	17,051	15,918	(426)	24,349
Balances at March 31, 2007	3,294	(39,732)	(36,437)	204	142,558

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
1.Cash flows from operating activities:			
Income before income taxes and minority interests	5,205	5,476	19,523
Depreciation and amortization	5,915	6,544	24,648
Impairment loss	–	–	74
Amortization of goodwill	272	267	1,078
Equity (income) loss of affiliates	(3)	(7)	5
Interest and dividend income	(193)	(219)	(610)
Interest expenses	1,305	1,286	5,224
Settlement loss	–	–	808
(Gain) loss on sales of fixed assets	(14)	13	140
Loss on disposal of fixed assets	111	188	1,364
Decrease in reserve for losses on after-care of products	(577)	–	(577)
(Gain) loss on sales of investments securities	–	–	(0)
(Increase) decrease in notes and accounts receivable	(628)	713	(3,673)
(Increase) decrease in inventories	849	(2,733)	6,403
Increase (decrease) in notes and accounts payable	1,393	110	(1,629)
Decrease in allowance for doubtful receivables	(20)	(2)	(102)
Increase (decrease) in accrued bonuses	(389)	(188)	138
Increase (decrease) in allowance for bonuses to directors and corporate auditors	–	(69)	69
Increase (decrease) in retirement allowance	(135)	(319)	814
Increase in prepaid pension cost	–	–	(1,408)
Increase (decrease) in allowance for retirement benefits to executive officers	6	(45)	24
Decrease in allowance for business restructuring losses	(336)	(7)	(2,649)
Others	1,657	1,128	(2,486)
Sub-total	14,416	12,134	47,178
Interest and dividends received	156	178	610
Interest paid	(1,101)	(1,041)	(5,251)
Income tax paid	(1,592)	(3,334)	(4,635)
Settlement package paid	–	(808)	–
Net cash provided by operating activities	11,877	7,130	37,902
2.Cash flows from investing activities:			
Purchase of tangible fixed assets	(3,594)	(5,268)	(16,969)
Proceeds from sales of tangible fixed assets	740	882	5,187
Purchase of intangible fixed assets	(290)	(116)	(697)
Purchase of investments in securities	(0)	(0)	(2,666)
Proceeds from sales of investments in securities	–	–	1
Long term loans receivables	(16)	(2)	(31)
Recovery of long term loans receivables	14	2	38
Others	26	(156)	(42)
Net cash used in investing activities	(3,119)	(4,659)	(15,180)
3.Cash flows from financing activities:			
Decrease in short-term loans payable	(10,103)	(545)	(24,876)
Proceeds from long-term loans	1,000	1,000	11,000
Repayment of long-term loans	–	(1,000)	(6,000)
Payment for redemption of bonds	–	–	(3,000)
Purchase of treasury stock	(2)	(3)	(13)
Cash dividends paid	(2,793)	(3,990)	(2,793)
Net cash provided by (used in) financing activities	(11,899)	(4,539)	(25,683)
4.Effect of exchange rate changes on cash and cash equivalents	(181)	524	307
5.Net decrease in cash and cash equivalents	(3,323)	(1,544)	(2,654)
6.Cash and cash equivalents at beginning of period	24,385	21,731	24,385
7.Cash and cash equivalents at end of period	21,062	20,186	21,731

(5) Segment Information

1. Business segments

(Amount: millions of yen)

	FY2007 1st Quarter (April 1, 2006 through June 30, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	33,305	46,896	80,201	–	80,201
(2) Sales to other segment	1,539	1,010	2,550	(2,550)	–
Total	34,845	47,906	82,752	(2,550)	80,201
Operating expense	28,617	48,276	76,893	(2,550)	74,343
Operating income (loss)	6,228	(369)	5,858	–	5,858
2. Assets, depreciation and capital expenditure					
Assets	198,609	216,301	414,911	(72,360)	342,550
Depreciation	3,010	2,905	5,915	–	5,915
Capital expenditure	1,581	2,303	3,885	–	3,885

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2008 1st Quarter (April 1, 2007 through June 30, 2007)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	35,526	46,240	81,766	–	81,766
(2) Sales to other segment	2,140	1,135	3,276	(3,276)	–
Total	37,666	47,376	85,042	(3,276)	81,766
Operating expense	31,067	46,860	77,927	(3,276)	74,651
Operating income	6,599	515	7,115	–	7,115
2. Assets, depreciation and capital expenditure					
Assets	226,811	231,148	457,960	(87,981)	369,978
Depreciation	3,407	3,136	6,544	–	6,544
Capital expenditure	2,338	3,103	5,441	–	5,441

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2007 (April 1, 2006 through March 31, 2007)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers	137,662	193,359	331,022	–	331,022
(2) Sales to other segment	7,212	4,135	11,347	(11,347)	–
Total	144,874	197,495	342,370	(11,347)	331,022
Operating expense	118,679	197,425	316,105	(11,347)	304,757
Operating income	26,195	69	26,265	–	26,265
2. Assets, depreciation, impairment loss and capital expenditure Assets	216,595	224,047	440,643	(85,858)	354,784
Depreciation	12,507	12,140	24,648	–	24,648
Impairment loss	30	43	74	–	74
Capital expenditure	8,422	9,243	17,666	–	17,666

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

2. Geographical segments

(Amount: millions of yen)

	FY2007 1st Quarter (April 1, 2006 through June 30, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	20,343	37,876	14,768	7,214	80,201	–	80,201
(2) Sales to other segment	38,643	39,161	415	438	78,659	(78,659)	–
Total	58,986	77,037	15,184	7,653	158,861	(78,659)	80,201
Operating expense	56,951	74,502	14,309	7,240	153,003	(78,659)	74,343
Operating income	2,035	2,535	874	413	5,858	–	5,858
2. Assets	160,968	236,244	36,440	19,868	453,522	(110,971)	342,550

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.

North America .... United States

Europe....................................... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2008 1st Quarter (April 1, 2007 through June 30, 2007)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	18,860	40,732	13,742	8,430	81,766	–	81,766
(2) Sales to other segment	40,742	42,589	501	283	84,116	(84,116)	–
Total	59,603	83,321	14,243	8,713	165,883	(84,116)	81,766
Operating expense	57,246	80,199	12,965	8,356	158,767	(84,116)	74,651
Operating income	2,357	3,122	1,278	357	7,115	–	7,115
2. Assets	164,248	272,436	38,301	23,615	498,601	(128,623)	369,978

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.

North America .... United States

Europe....................................... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2007 (April 1, 2006 through March 31, 2007)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,264	162,330	56,109	29,317	331,022	–	331,022
(2) Sales to other segment	163,914	165,062	1,750	1,081	331,808	(331,808)	–
Total	247,179	327,392	57,860	30,398	662,830	(331,808)	331,022
Operating expense	237,409	316,093	54,130	28,932	636,565	(331,808)	304,757
Operating income	9,769	11,299	3,730	1,465	26,265	–	26,265
2. Assets	162,335	258,045	35,692	21,325	477,398	(122,614)	354,784

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan).............. Thailand, Singapore, China, Taiwan, Korea, etc.

North America .... United States

Europe.. United Kingdom, Germany, France, Italy, etc.

3. Overseas sales

(Amount: millions of yen)

	FY2007 1st Quarter (April 1, 2006 through June 30, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	38,655	12,173	8,586	59,415
2. Total sales				80,201
3. Overseas sales on total sales	48.2%	15.2%	10.7%	74.1%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)............. Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America .... United States, Canada, Mexico, etc.
Europe....................................... United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2008 1st Quarter (April 1, 2007 through June 30, 2007)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	41,829	11,526	9,283	62,640
2. Total sales				81,766
3. Overseas sales on total sales	51.2%	14.1%	11.3%	76.6%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)............. Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America .... United States, Canada, Mexico, etc.
Europe....................................... United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2007 (April 1, 2006 through March 31, 2007)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	166,256	44,927	35,119	246,303
2. Total sales				331,022
3. Overseas sales on total sales	50.2%	13.6%	10.6%	74.4%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)............. Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America .... United States, Canada, Mexico, etc.
Europe....................................... United Kingdom, Germany, France, Italy, Netherlands, etc.

(6) Marketable Securities

FY2007 1st Quarter (As of June 30, 2006)

1. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,080	9,494	6,413
Receivables	–	–	–
Others	–	–	–
Total	3,080	9,494	6,413

2. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	473

FY2008 1st Quarter (As of June 30, 2007)

1. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,081	8,673	5,592
Receivables	2,628	2,734	106
Others	–	–	–
Total	5,709	11,408	5,698

2. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	474

FY2007 (As of March 31, 2007)

1. Debt securities held to maturity with market values

(Amount: millions of yen)

	Reported amount in B/S	Market value	Difference
Government bonds, municipal bonds, etc.	2,628	2,628	0
Bonds	–	–	–
Others	–	–	–
Total	2,628	2,628	0

2. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,081	8,482	5,401
Receivables	–	–	–
Others	–	–	–
Total	3,081	8,482	5,401

3. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	473

(7) Amounts of Production, Orders received, Sales

1. Production

(Amount: millions of yen)

Business segments	FY2007 1st Quarter	FY2008 1st Quarter	FY2007
Machined components business	32,999	35,516	137,001
Electronic devices and components business	43,624	45,590	180,088
Total	76,623	81,106	317,089

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

2. Orders received

(Amount: millions of yen)

Business segments	FY2007 1st Quarter		FY2008 1st Quarter		FY2007	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	34,027	48,766	39,764	55,453	140,833	51,215
Electronic devices and components business	47,965	24,350	47,762	26,889	195,445	25,367
Total	81,992	73,116	87,526	82,342	336,278	76,582

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

3. Sales

(Amount: millions of yen)

Business segments	FY2007 1st Quarter	FY2008 1st Quarter	FY2007
Machined components business	33,305	35,526	137,662
Electronic devices and components business	46,896	46,240	193,359
Total	80,201	81,766	331,022

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

July 31, 2007
Minebea Co., Ltd.

Supplementary Financial Data
for the First Quarter of Fiscal Year ending March 31, 2008

1. Consolidated Results of Operations

	Fiscal year ended Mar. 07					FY ending Mar. 08	%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q*1	Y/Y*2
Net sales	80,201	83,797	83,332	83,692	331,022	81,766	-2.3%	+2.0%
Operating income	5,858	7,509	6,609	6,289	26,265	7,115	+13.1%	+21.5%
Ordinary income	4,713	6,234	5,495	5,401	21,843	6,252	+15.8%	+32.6%
Income before income taxes	5,205	5,909	5,075	3,334	19,523	5,476	+64.2%	+5.2%
Net income	3,288	4,180	4,209	1,185	12,862	3,133	x2.644	-4.7%
Net income per share (yen)	8.24	10.48	10.54	2.97	32.23	7.85	x2.644	-4.7%

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 07					FY ending Mar. 08	%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q*1	Y/Y*2
Machined components	33,305	34,463	34,217	35,677	137,662	35,526	-0.4%	+6.7%
Bearing related products	28,506	29,595	29,309	30,819	118,229	30,909	+0.3%	+8.4%
Other machined components	4,799	4,868	4,908	4,858	19,433	4,617	-5.0%	-3.8%
Electronic devices and components	46,896	49,333	49,115	48,015	193,359	46,240	-3.7%	-1.4%
Rotary components	26,865	29,151	28,857	29,985	114,858	29,103	-2.9%	+8.3%
Other electronic devices	20,031	20,182	20,258	18,030	78,501	17,137	-5.0%	-14.4%
Total sales	80,201	83,797	83,332	83,692	331,022	81,766	-2.3%	+2.0%
Machined components	6,228	7,089	6,769	6,109	26,195	6,599	+8.0%	+6.0%
Electronic devices and components	-369	419	-159	178	69	515	x2.893	-
Total operating income	5,858	7,509	6,609	6,289	26,265	7,115	+13.1%	+21.5%

*1 1Q % change Q/Q: 1Q in comparison with 4Q of the previous fiscal year.
*2 1Q % change Y/Y: 1Q in comparison with 1Q of the previous fiscal year.

3. Capital Expenditure, Depreciation, Research and Development Costs

	Fiscal year ended Mar. 07					FY ending Mar. 08
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q
Capital expenditure	3,594	5,311	4,315	3,749	16,969	5,268
Depreciation (Including intangible fixed assets)	5,915	5,979	6,191	6,563	24,648	6,544
Research and development costs	2,198	2,247	2,235	2,320	9,000	2,484

4. Exchange Rates

		Fiscal year ended Mar. 07					FY ending Mar. 08
	(Yen)	1Q	2Q	3Q	4Q	Full year	1Q
US$	PL	114.71	115.80	117.36	119.76	116.91	119.85
	BS	115.24	117.90	119.11	118.05	118.05	123.26
EURO	PL	143.49	147.67	150.84	156.99	149.75	161.22
	BS	146.00	149.77	156.50	157.33	157.33	165.64
S'PORE$	PL	72.00	73.21	75.01	78.09	74.58	78.80
	BS	72.45	74.32	77.61	77.83	77.83	80.40
THAI BAHT	PL	3.00	3.05	3.18	3.49	3.18	3.70
	BS	3.02	3.14	3.41	3.67	3.67	3.89
RMB	PL	14.31	14.49	14.88	15.38	14.77	15.55
	BS	14.36	14.86	15.20	15.24	15.24	16.12

Minebea

RECEIVED

2007 AUG 20 A 8:23

Business Results

First Quarter of Fiscal Year Ending March 31, 2008

July 31, 2007

Minebea Co., Ltd.

Summary of Consolidated Business Results for 1Q

Operating income increased, despite higher Thai Baht and weakness in some product markets

(Millions of yen)	Fiscal Year ended Mar. '07		FY ending Mar. '08	Change	
	1Q	4Q	1Q	yoy	qoq
Net sales	80,201	83,692	81,766	+2.0%	-2.3%
Operating income	5,858	6,289	7,115	+21.5%	+13.1%
Ordinary income	4,713	5,401	6,252	+32.7%	+15.8%
Income before income taxes	5,205	3,334	5,476	+5.2%	+64.2%
Net income	3,288	1,185	3,133	-4.7%	X 2.64
Net income per share (yen)	8.2	3.0	7.9	-4.7%	X 2.64

FX Fluctuations 1Q of FY Mar. '07 → 1Q of FY Mar. '08
US$ = ¥114.71 → ¥119.85 Euro = ¥143.49 → ¥161.22
Thai Baht = ¥3.00 → ¥3.70 (¥3.44*) RMB = ¥14.31 → ¥15.55
(*) is on-shore rate reported by the Bank of Thailand

Quarterly

Net Sales



Increased 2.0% yoy
Decreased 2.3% qoq
(Billions of yen)
100.0
80.0
60.0
40.0
20.0
0.0
75.7
80.0
80.9
81.8
80.2
83.8
83.3
83.7
81.8
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08

Quarterly

Operating Income



Increased 21.5% yoy
Increased 13.1% qoq
(Billions of yen)
8.0
6.0
4.0
2.0
0.0
8.0%
6.0%
4.0%
2.0%
0.0%
4.0%
5.3%
7.5%
7.3%
7.3%
9.0%
7.9%
7.5%
8.7%
3.0
4.2
6.0
6.0
5.9
7.5
6.6
6.3
7.1
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08
Operating income
Operating margin

Business Segments

Machined Components Business

Net sales



Other machined components
Bearing-related products
(Billions of yen)
40.0
30.0
20.0
10.0
0.0
30.6 31.6 32.9 34.5 33.3 34.5 34.2 35.7 35.5
4.6 5.2 5.1 5.1 4.8 4.9 4.9 4.9 4.6
26.0 26.4 27.8 29.3 28.5 29.6 29.3 30.8 30.9
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08

Operating income



Operating income
Operating margin
(Billions of yen)
8.0
6.0
4.0
2.0
0.0
20%
10%
0%
16.6% 19.1% 21.2% 18.8% 18.7% 20.6% 19.8% 17.1% 18.6%
5.1 6.0 7.0 6.5 6.2 7.1 6.8 6.1 6.6
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08

Miniature & Small Sized Ball Bearings

Net Sales increased 6.4% yoy
increased 1.3% qoq

Sales were ahead of our plan due to continued steady demand

Rod-end & Spherical Bearings

Net Sales increased 9.2% yoy
increased 0.0% qoq

Strong demand continues in the aircraft parts market

Pivot Assemblies

Net Sales increased 14.2% yoy
decreased 2.2% qoq

Sales volume decreased qoq due to inventory adjustments by HDD makers, but expect growth in 2Q and beyond

Business Segments Electronic Devices and Components Business

Net sales



(Billions of yen)
Other electronic components
Rotary components
60.0
50.0
40.0
30.0
20.0
10.0
0.0
45.1 48.4 48.0 47.3 46.9 49.3 49.1 48.0 46.2
18.7 20.5 20.3 19.2 20.0 20.2 20.3 18.0 17.1
26.4 27.9 27.7 28.1 26.9 29.2 28.9 30.0 29.1
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08

Operating income



(Billions of yen)
0.5
-0.5
-1.5
-2.5
1%
-1%
-3%
-5%
-2.1 -1.8 -0.9 -0.5 -0.4 0.4 -0.2 0.2 0.5
-4.6% -3.8% -1.9% -1.0% -0.8% 0.8% -0.3% 0.4% 1.1%
Operating income
Operating margin
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08

Information Motors

Net Sales increased 9.6% yoy
decreased 0.2% qoq

Overall profitability improved due to continued cost reductions

HDD Spindle Motors

Net Sales increased 2.3% yoy
decreased 9.8% qoq

Hurt by inventory adjustments of HDD makers, but 2.5 inch motors volume is increasing

Electronic Devices

Net Sales decreased 2.7% yoy
increased 1.3% qoq

Harsh price competition in LED backlights

Keyboards

Net Sales decreased 30.8% yoy
decreased 16.0% qoq

Completion of business restructuring contributed significant profitability improvement

Speakers

Net Sales decreased 17.5% yoy
decreased 6.5% qoq

Hurt by competition with Asian makers

Quarterly

Net Income

Decreased 4.7% yoy
Increased X 2.64 qoq



(Billions of yen)
(Yen)
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
2.5
3.6
6.0
-1.4
8.2
10.5
10.5
3.0
7.9
1.0
1.4
2.4
-0.6
3.3
4.2
4.2
1.2
3.1
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08
Net income
Net income per share(yen)

Quarterly

S.G. & A. Expenses

(Billions of yen) SG&A increased mainly due to Yen's depreciation



15
10
5
0
25%
20%
15%
10%
5%
0%
12.2
13.1
12.2
11.7
11.4
11.7
12.0
12.1
12.4
16.1%
16.4%
15.1%
14.3%
14.2%
13.9%
14.3%
14.5%
15.2%
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08
S.G. & A. expenses
S.G. & A. to sales ratio

Quarterly

Inventories

In addition to ¥2.2 billion increase due to currency fluctuations, inventories were built up to prepare for demand increases during 2Q and beyond



(Billions of yen)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
48.0
50.4
53.8
48.9
47.7
48.1
48.6
45.9
50.9
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY ended Mar. '06
FY ended Mar. '07
FY 3/08

Yearly

Net Interest-Bearing Debt

Target to reduce net interest-bearing debt to ¥120 billion by this FY end



(Billions of yen)
(Billions of yen)
200.0
150.0
100.0
50.0
0.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
152.9
146.7
150.7
146.9
128.5
130.5
16.0
6.8
3.8
9.1
22.7
2.5
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08 1Q
Net interest-bearing debt
Free cash flow (right axis)

Net Interest-bearing debt = Interest-bearing debt – Cash and cash equivalents
Free Cash Flow = CF from operating activities + CF from investing activities

Forecast for Fiscal Year Ending March 31, 2008

Initial forecast unchanged

(Millions of yen)	FY ended Mar.'07	Fiscal Year ending Mar.'08				
	Full year	1Q	1st Half forecast	1Q / 1st Half forecast	Full year forecast	Change y o y
Net sales	331,022	81,766	162,500	50%	335,000	+1.2%
Operating income	26,265	7,115	14,000	51%	30,000	+14.2%
Ordinary income	21,843	6,252	11,500	54%	25,000	+14.5%
Income before income taxes	19,523	5,476	10,500	52%	23,500	+20.4%
Net income	12,862	3,133	6,500	48%	15,000	+16.6%
Net income per share (Yen)	32.2	7.9	16.3	48%	37.6	+16.6%

Foreign Exchange Rates

FY Mar. '07 results → FY Mar. '08 assumptions

US$ = ¥116.91 → ¥117.00 Thai Baht = ¥3.18 → ¥3.25

Euro = ¥149.75 → ¥150.00 RMB = ¥14.77 → ¥15.00

Foreign exchange rate impacts on Minebea

Costs increased due to rapid rises of Asian currencies

Weaker Yen, Stronger Thai Baht
- Yen declined, Baht appreciated especially after 3Q of last FY

Stronger US$ and Euro : Positive
Stronger Asian currencies : Negative
- Denomination currencies (FY3/07)
  Sales: US$=about 55%, Yen=about 30%, Euro=about 10%
  Costs: US$=about 40%, Thai Baht=about 30% Yen=about 15%, RMB=about 10%

Countermeasures
- Cost reduction plans have been accelerated
- In-house production ratio has been increased

Beginning to realize these effects
- 1Q operating income increased despite qoq ¥0.5 billion negative impacts from currencies


Foreign Exchange Rates vs. Yen
(Indexed ; 1QFY3/06=100)
140
130
120
110
100
90
137
(127)
121
120
118
112
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY 3/06
FY 3/07
FY 3/08


Production by Region FY Ended Mar. '07
North America 8%
Europe 2%
Japan 9%
Malaysia 2%
China 24%
Singapore 6%
Thailand 49%

Minebea Co., Ltd.
Business Results
http://www.minebea.co.jp/

July 31, 2007

Minebea

END